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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 (SECURIAN LOGO)

April 27, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.                                                   VIA EDGAR
Washington, D.C.  20549

RE:     POST-EFFECTIVE AMENDMENT FILING PURSUANT TO RULE 485(b)
          ADVANTUS SERIES FUND, INC.
          FILE NUMBERS:  2-96990 AND 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR System. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933. In that regard, it is requested that the amendment be declared effective on May 1, 2009.

The Registrant currently has on file with the Commission a "narrative-only" post-effective amendment filed pursuant to Rule 485(a) on February 27, 2009, which has not yet been declared effective. Please note that the accompanying post-effective amendment does not designate a new effective date for the previously filed post-effective amendment.

In response to comments received by telephone on March 6, 2009 from Ms. Alison White of the Commission's staff, please note the following in connection with the current filing:

      1. The Registrant hereby confirms that it will post future proxy materials on an internet website in accordance with the requirements of Rule 14a-16 under the Securities Exchange Act of 1934.

      2. As noted by Ms. White, certain agreements previously filed as exhibits to the Registration Statement were filed as "form of" rather than "actual" agreements. Those agreements have been refiled as exhibits to the current post-effective amendment and have been conformed in each case to the actual or definitive version.

The post-effective amendment further reflects the updating of financial data contained in the Registration Statement and miscellaneous other non-material changes deemed appropriate by the Registrant, including additional disclosures in the Statement of Additional Information about credit-linked securities. These securities may be purchased by the Fund's International Bond Portfolio on a very infrequent basis when the Portfolio seeks exposure indirectly, through a credit-linked security, to an issuer in a foreign country where the Portfolio does not have existing eligible foreign custodian and eligible securities depository arrangements in place. The disclosure is substantially similar to that employed by certain other funds managed by the Portfolio's sub-adviser, Franklin Advisers, Inc.

Securian Financial Group provids financial security for individuals and business through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.




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Securities and Exchange Commission
April 27, 2009
Page 2

The accompanying post-effective amendment is being filed pursuant to paragraph
(b) of Rule 485, and the Registrant has certified that its amendment meets all of the requirements for effectiveness pursuant to that paragraph. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Fund hereby acknowledges that:

      1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

      2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

      3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned at (651) 665-4872.

Sincerely,

/s/ Eric J. Bentley

Eric J. Bentley
Assistant General Counsel

EJB:pjh

Enclosures

cc:    Michael J. Radmer, Esq.
         Dorsey & Whitney LLP